Exhibit 12
Statements re: computation of ratios
(Dollars in Thousands, Except Ratios)

	For the year ended December 31,
	2016		2015		2014		2013		2012
Net (loss) income from continuing operations	$(3,698)		$3,596		$(5,902)	(1)	$1,527		$3,761
Add: fixed charges and preferred and senior common distributions	35,075		35,871		33,592		31,506		26,962
Less: preferred and senior common distributions	(7,656)		(5,101)		(4,636)		(4,394)		(4,206)
Earnings	$23,721		$34,366		$23,054		$28,639		$26,517
Fixed charges and preferred and senior common distributions:
Interest expense (2)	25,472		28,802		27,284		25,314		21,239
Amortization of deferred financing fees	1,932		1,955		1,656		1,780		1,502
Estimated interest component of rent	15		13		16		18		15
Preferred and senior common distributions	7,656		5,101		4,636		4,394		4,206
Total fixed charges and preferred and senior common distributions	$35,075		$35,871		$33,592		$31,506		$26,962
Ratio of earnings to combined fixed charges and preferred distributions	N/A	(3)	N/A	(4)	N/A	(5)	N/A	(6)	N/A	(7)

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed-in-lieu transaction during the year ended December 31, 2014.

(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.

(3)	For the year ended December 31, 2016, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $11,354.

(4)	For the year ended December 31, 2015, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $1,505.

(5)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.

(6)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.

(7)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $445.
N/A: Not Applicable
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense, allocated to us by our Adviser as part of the administration fee payable under the Advisory Agreement, by three.